EXHIBIT 21.1

Subsidiaries of Hero Technologies Inc.

Name of Subsidiary:	Jurisdiction of Organization:	Ownership Percentage:
Blackbox Technologies and Systems LLC	Delaware	51%
MassCannabis LLC	Delaware	100%
Mile High Green	Colorado	100%